Filed by ASG Holdings, LLC Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Integrated Alarm Services Group, Inc. Commission File No: 000-50343
ALARM SECURITY GROUP SENDS LETTER TO IASG SPECIAL COMMITTEE

Beltsville, Md., May 17/PRNewswire/ — The following letter was sent today by Alarm Security Group LLC (“ASG”) to the Special Committee of the Board of Directors of Integrated Alarm Services Group, Inc. (“IASG’’).

Integrated Alarm Services Group, Inc.
Attention:  Special Committee of the Board of Directors
One Capital Center
99 Pine Street
Albany, New York 12207

May 17, 2006

Dear Special Committee Members,

We are disappointed that the Special Committee of the Board of Directors (the “Committee”) of Integrated Alarm Services Group, Inc. (“IASG” or the “Company”) has not elected to pursue our proposal to combine with IASG. Our proposal, presented nearly two months ago, contemplated a negotiated transaction in which IASG shareholders would receive $3.60 in cash, plus stock representing as much as 20% of the combined surviving entity (which we believe should result in a premium to IASG shareholders of 25% or more). Our proposal would put a floor on the further erosion of IASG shareholder value while still giving IASG shareholders the opportunity to share in the upside of our implementing a different strategy for the combined company with an experienced management staff and infrastructure that has many years of proven track record.

We believe that this proposal both maximizes value and limits risk for IASG’s shareholders. As discussed, our biggest concern continues to be the value that is being lost as a result of the ongoing deterioration of IASG’s business. This was most recently demonstrated in the first quarter of 2006, when Retail RMR decreased by $200,000 and Wholesale RMR decreased by $100,000 (Retail RMR of $4.8 million as of December 31, 2006 vs. $4.6 million as of March 31, 2006 and Wholesale RMR of $3.1 million as of December 31, 2006 to $3.0 million as of March 31, 2006). Further deterioration of shareholder value will result in IASG being less desirable to ASG and other potential suitors.

As we discussed, ASG has successfully closed and integrated 26 acquisitions, has a large performing customer base, with low attrition rates and an operation center with economically feasible account replacement costs.

ASG would like to begin our due diligence immediately in a process that provides a level playing field designed to maximize shareholder value. Once allowed to begin the transaction process, we can move quickly toward a definitive agreement and complete our diligence. In addition, we have the strong support of our financing partners. We remain very interested in negotiating a transaction with you on the basis we have discussed and that is outlined above and ask that you reconsider your decision. Please call our investment banker Bill Strome at Friedman Billings Ramsey.

Please note that this is not intended to be an offer for IASG’s outstanding securities, a solicitation of proxies or an offer of ASG’s securities, but instead an invitation to negotiate the terms under which a combination between ASG and IASG would be presented to our respective shareholders.

Sincerely,

/s/ Joseph Nuccio

Joseph Nuccio
President & Chief Executive Officer

About Alarm Security Group LLC

Alarm Security Group LLC is headquartered in Beltsville, Maryland (operating as “ASG Security”) with full service in the Mid-Atlantic Region and throughout the State of Texas with a focus on the commercial and high-end residential market segments.  ASG’s service offerings include monitored security and fire alarm systems, CCTV and access control systems.

Additional Information

This press release is not intended to be an offer for IASG’s outstanding securities, a solicitation of proxies or an offer of ASG’s securities, but instead an invitation to negotiate the terms under which a combination between ASG and IASG would be presented to their respective shareholders.  Investors and security holders are urged to read any proxy statement/prospectus regarding the proposed business combination referenced in this press release, when they become available, because they will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by the offeror. Investors and security holders may obtain a free copy of any proxy statement/prospectus, when available, and other documents filed by the offeror and IASG with the Commission at the Commission's web site at http://www.sec.gov.  No documents are available from ASG at this time.